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                              March 16, 2023

       Long Chen
       Chief Executive Officer
       ZKH Group Limited
       7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road
       Minhang District, Shanghai 201106
       People   s Republic of China

                                                        Re: ZKH Group Limited
                                                            Registration
Statement on Form F-1
                                                            Filed March 7, 2023
                                                            File No. 333-270316

       Dear Long Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that you will be a controlled company following the offering.
                                                        Please disclose, if
true, that Mr. Long Chen will have the ability to determine all matters requiring approval by
stockholders.
       Permissions Required from the PRC Authorities for Our Operations, page 8

   2. We note your revised disclosure on page 29 regarding the algorithmic recommendation provisions. Please
include comparable disclosure in your prospectus summary. We also note your revised
disclosure on page 33 regarding your use of a parcel of land in Taicang,
                                                        Jiangsu Province.
Please revise your disclosure in this section where you discuss
 Long Chen
ZKH Group Limited
March 16, 2023
Page 2
      that certain leasehold interests in your leased properties have not been registered with the competent PRC government authorities to address the factory in Taicang. Permissions Required from the PRC Authorities for This Offering, page 10

3. We note your disclosure regarding the new Trial Measures and that, after March 31,
      2023, domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offering and listings. Please revise to clarify what filings are required and whether approval is required prior to completing and overseas offering and listing. Additionally, please discuss the consequences (i.e. fines, sanctions, etc.) if a company does not comply with the Trial Measures.
The Offering, page 15

4. We note your revised capital structure will include Class B shares. Please revise this section to discuss the disparate voting rights of the Class A and Class B shares as well as the conversion rights of the Class B shares.
Risk Factors
Our post-offering memorandum and articles of association and the deposit agreement provide..., page 79

5. We note that your post-offering memorandum and articles of association and deposit agreement will include exclusive forum provisions. Please include comparable disclosure regarding your post-offering memorandum and articles of association in your Description of Share Capital Section beginning on page 186. In all places where you discuss the provision, revise to clarify whether the provision applies to claims arising under both the
      Securities Act and the Exchange Act. In this regard, we note your disclosure on page 79 only addresses the Securities Act, and your disclosure on page 208 does not address the applicability under either law. Ensure the applicability of these provisions under each law is clear in your post-offering memorandum and articles of association and deposit agreement when filed.
       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,
FirstName LastNameLong Chen
                                                            Division of
Corporation Finance
Comapany NameZKH Group Limited
                                                            Office of Trade &
Services
March 16, 2023 Page 2
cc:       Brian V. Breheny, Esq.
FirstName LastName